Exhibit 99.2

TRANSLATION

(Company Code: 2158)

June 2, 2015

To Our shareholders

2-12-23, Kounan, Minato-ku, Tokyo

UBIC, Inc.

Masahiro Morimoto, Chief Executive Officer

CONVOCATION NOTICE OF THE 12th GENERAL MEETING OF SHAREHOLDERS

UBIC, Inc. (the “Company”) would like to extend our deepest appreciation for the support of our shareholders.

You are cordially invited to attend the 12th General Meeting of Shareholders of UBIC, Inc.

If you are unable to attend the meeting, you may exercise your voting rights through either of the following methods; in which case, we ask that you exercise your voting rights by 6:00 p.m. on Monday, June 22, 2015 (Japan Time), after examining the attached Reference Documents for the Ordinary General Meetings of Shareholders.

Voting by mail

When you exercise your voting rights by mail, please indicate your approval or disapproval on each of the proposals in the enclosed Voting Form and return it to the Company by mail no later than the above voting deadline.

Voting via the Internet

When you exercise your voting rights via the Internet, please access the website designated by the Company (http://www.evote.jp/) and use the “login ID” and “temporary password” stated on the enclosed Voting Form, and enter your approval or disapproval on each of the proposals following instructions on the site.

When you attend the meeting, please submit the enclosed Voting Form at the reception desk on arrival at the meeting.

If the Reference Documents for the Ordinary General Meeting of Shareholders, and Business Report, Nonconsolidated Financial Statements, and Consolidated Financial Statements, are revised, the revision shall be posted on the Company’s website (http://www.ubic.co.jp/).

1.	Date/Time		June 23, 2015 (Tuesday), at 10:00 a.m.

2.	Venue		Hotel Azur Takeshiba, 14th Floor, Tenpyo 11-2, Kaigan 1-chome, Minato-ku, Tokyo (Please refer to the map and directions at the end of the document.)

3.	Meeting agenda

Items to be reported:

1.

Details of Business Report, Consolidated Financial Statements, and Audit Reports by the Independent Auditor and Audit and Supervisory Board on the audit results of the Consolidated Financial Statements for the fiscal year ended March 31, 2015.

		2.	Details of the Nonconsolidated Financial Statements for the fiscal year ended March 31, 2015.

Items to be resolved:

	1st Proposal		Appropriation of Retained Earnings
	2nd Proposal		Partial Amendments to the Articles of Incorporation
	3rd Proposal		Election of One (1) Substitute Audit and Supervisory Board Member
	4th Proposal		Issuance of Subscription Rights to Shares as Stock Options

4.	Matters prescribed for convocation

	(1)	If neither approval nor disapproval of each proposal is indicated on the Voting Form, the Company will deem that you indicated your approval of the proposal.
	(2)	If you have exercised your voting rights more than once via the Internet, the last vote shall prevail.
	(3)	If you have exercised your voting rights both by mail and via the Internet, the vote via the Internet shall prevail.

(Documents submitted)

Business Report
(	From April 1, 2014 to March 31, 2015)

1.         Current Condition of Corporate Group

(1)             Business conditions during the fiscal year ended March 31, 2015

1)        Progress and results of operations

In the year ended March 31, 2015, the Japanese economy continued a moderate recovery, with improving corporate earnings and higher employment supported by the government’s economic policies and the Bank of Japan’s monetary policies. Although the U.S. economic recovery remained firm, there was still a lingering sense of caution, as the U.S. government prepares to normalize monetary policy.

The market environment for “eDiscovery” (electronic discovery), the main service line of UBIC, Inc. (hereinafter, the “Group”), showed steady growth alongside a sudden increase in data volume. Furthermore, Asian global companies continue to be increasingly involved in litigation in the U.S. in areas such as patent, intellectual property, product safety, price cartel, and issues related to the Foreign Corrupt Practices Act.

In this market environment, the Group further enhanced its stable business foundation in the U.S. by acquiring TechLaw Solutions, Inc. (hereinafter, “TechLaw Solutions”) in August 2014, with the aim of developing new sales channels and enhancing its name recognition in the country. Furthermore, the Group and TechLaw Solutions jointly participated in LegalTech New York, one of the world’s largest legal technology exhibitions, which allowed it to showcase its cutting-edge technology, as well as its reliable operations and services. Consequently, the Group was able to accelerate the expansion of its operating base in the U.S. market in the year ended March 31, 2015.

Meanwhile, the Group successfully developed a new technology called “Virtual Data Scientist (VDS),” which utilizes the Group’s artificial intelligence (AI)-powered technology. VDS is beginning to be adopted for applications in various fields, including for eDiscovery operations. Specifically, “Lit i View EMAIL AUDITOR” (hereinafter, “EMAIL AUDITOR”), which is the Group’s AI-powered email auditing tool, has been adopted by several major Asian companies and Japanese manufacturers. Furthermore, the Group is cooperating with Toyota Technical Development Corporation to develop an AI-powered, intellectual property VDS. In the healthcare field, the Group has received a certain level of recognition for its collaboration with NTT Medical Center Tokyo to develop a system designed to mitigate patients’ risk of falling in an effort to prevent unexpected, adverse health-related events. This system utilizes the electronic medical records of patients with signs of falling as teaching data, and detects signs of a patient falling using UBIC’s AI-powered technology, which makes it possible to accurately identify relevant information from large data sets. The Group’s AI-powered technology is receiving attention because of reports from media outlets regarding the technology’s present business applications. Globally, AI-powered big data analysis is a market that is considered to have promising growth potential in the future. Accordingly, the Group will pursue business opportunities through research and development activities, strategic partnerships, and applications in other fields.

Amid these conditions, in its consolidated operating results for the year ended March 31, 2015, the Group recorded net sales of 6,274,460 thousand yen (a 50.4% increase year-on-year), operating income of 266,069 thousand yen (an 864,687 thousand yen increase year-on-year), ordinary income of 434,061 thousand yen (a 1,063,935 thousand yen increase year-on-year), and net income of 260,310 thousand yen (an 864,668 thousand yen increase year-on-year). Net sales increased in all business segments year-on-year. Although the Group incurred 87,803 thousand yen in costs related to the acquisition of TechLaw Solutions, operating income increased year-on-year. Furthermore, both ordinary income and net income increased during the year, thanks to favorable effects from the sharp decline in the yen, which generated foreign exchange gains of 201,668 thousand yen.

The following table shows net sales by each segment.

Segment		Net sales (Thousand yen)	Net sales (%)
eDiscovery	eDiscovery service	2,635,199	42.0
	eDiscovery solution	3,197,841	51.0
Legal and compliance professional services	Compliance support	4,300	0.1
	Forensic service	299,094	4.8
	Forensic tool distribution and support	46,270	0.7
	Forensic training service	6,324	0.1
Other		85,429	1.3
Total		6,274,460	100.0

2)        Capital expenditure

Capital expenditure for the fiscal year ended March 31, 2015, mainly consists of the following:

Name of company	Details	Investment amount (Thousand yen)	Launching month
UBIC, Inc.	Lit i View version 7.2	44,533	July 2014
UBIC, Inc.	Lit i View version 7.3	61,590	October 2014
UBIC, Inc.	Lit i View version 7.4	73,533	January 2015
UBIC, Inc.	Lit i View version 7.5	71,607	April 2015
UBIC, Inc.	EMAIL AUDITOR Version 1.4	31,541	January 2015
UBIC, Inc.	EMAIL AUDITOR Version 1.5	11,973	April 2015

3)        Financing

UBIC, Inc. (the “Company”) financed 1,155,600 thousand yen by issuing 1,000,000 shares of common stock through a third-party allotment on September 16, 2014. The Company raised 400,000 thousand yen in long-term loans payable on both February 2, 2015 and February 5, 2015.

4)        Acquisition or disposition of other companies’ shares, interests and subscription rights to shares

As of February 27, 2015, the Company acquired additional shares of UBIC Risk Consulting, Inc. (“URC”), a jointly-owned company with JP Research and Consulting Co., Ltd., and converted URC into a wholly-owned subsidiary.

Thereafter, the Company merged URC as of March 12, 2015, with the Company as the surviving company and URC as the absorbed company.

The Company also acquired all shares in TechLaw Solutions and converted it into a consolidated subsidiary as of August 28, 2015.

(2)             Assets and profit

1)        Assets and profit (loss) of the Corporate Group

	9th Term	10th Term	11th Term	12th Term
	(Year ended March 31, 2012)	(Year ended March 31, 2013)	(Year ended March 31, 2014)	(Year ended March 31, 2015)
Net sales (Thousand yen)	5,132,849	4,679,630	4,171,617	6,274,460
Net income (loss) (Thousand yen)	1,305,073	500,448	(604,357)	260,310
Net income (loss) per share (in yen)	49.13	15.84	(17.74)	7.45
Total assets (Thousand yen)	4,883,526	4,755,970	4,888,680	7,641,666
Net assets (Thousand yen)	2,655,319	3,195,005	3,533,169	5,220,772
Net assets per share (in yen)	89.07	96.35	96.34	140.78

(Notes)	1.

The Company effected two-for-one splits of its shares of common stock as of October 1, 2011, and April 1, 2012. For the purpose of calculating net income (loss) per share and net assets per share, these stock splits are assumed to have occurred at the beginning of the 9th term.

2.

The Company effected a ten-for-one split of its shares of common stock as of April 1, 2014. For the purpose of calculating net income (loss) per share and net assets per share, the stock split is assumed to have occurred at the beginning of the 9th term.

2)    Assets and profit (loss) of the Company

	9th Term	10th Term	11th Term	12th Term
	(Year ended March 31, 2012)	(Year ended March 31, 2013)	(Year ended March 31, 2014)	(Year ended March 31, 2015)
Net sales (Thousand yen)	4,620,054	3,642,205	2,665,496	3,718,931
Net income (loss) (Thousand yen)	1,272,170	484,001	(603,333)	316,933
Net income (loss) per share (in yen)	47.90	15.32	(17.71)	9.07
Total assets (Thousand yen)	4,753,693	4,522,453	4,756,257	7,377,724
Net assets (Thousand yen)	2,607,338	3,100,525	3,419,213	5,032,824
Net assets per share (in yen)	87.84	93.91	93.65	135.86

(Notes)	1.

The Company effected two-for-one splits of its shares of common stock as of October 1, 2011, and April 1, 2012. For the purpose of calculating net income (loss) per share and net assets per share, these stock splits are assumed to have occurred at the beginning of the 9th term.

2.

The Company effected a ten-for-one split of its shares of common stock as of April 1, 2014. For the purpose of calculating net income (loss) per share and net assets per share, the stock split is assumed to have occurred at the beginning of the 9th term.

(3)             Significant parent company and subsidiaries

1)        Parent company

Not applicable.

2)        Subsidiary

Name of company	Capital stock (Thousand yen)	Percentage of ownership	Main business
UBIC North America, Inc.	55,070	100.00%	eDiscovery-related services
Payment Card Forensics, Inc.	10,000	60.00%	Card forensics investigation services
UBIC Korea, Inc.	49,330	100.00%	eDiscovery-related services
UBIC Taiwan, Inc.	49,517	100.00%	eDiscovery-related services
UBIC Patent Partners, Inc.	20,000	100.00%	Patent management-related services
TechLaw Solutions, Inc.	—	100.00%	eDiscovery-related operations

(Note)

In August 2014, the Company acquired all outstanding shares of TechLaw Solutions and converted it into a consolidated subsidiary. Also, the Company converted URC, which was an 80% owned consolidated subsidiary as of March 31, 2014, into a wholly-owned subsidiary in February 2015 and merged it in March 2015.

(4)             Tasks to be undertaken by the management

Over the last 10 years, the Group has made steady progress in preparing for its growth and expansion. The Group is now poised to achieve its growth and expansion. The Group advocates a new concept called “Behavior Informatics” based on its accumulated experience from which cutting-edge technologies are generated, including artificial intelligence techniques. By leveraging its existing technologies, the Group anticipates taking further steps towards new fields, such as the big data analysis business, in addition to continuing with the Group’s existing services such as litigation support and fraud investigation support. At the same time, the Group will continue to review and enhance its operational and management structure as it grows.

1)        Developing the Group’s operational structure for further growth and expansion

In pursuing and accelerating its growth in the future, the Group will seek to enhance its distribution capability by developing business partner alliances and relationships with companies that have distribution channels to U.S. law firms, enterprises located in the United States, and U.S. government agencies in order to accelerate market development in the United States. The Group will also pursue opportunities to enhance its own distribution structures.

The Group will strive to create alliances with business partners for new business development and distribution. As the Group prepares to step into new business fields other than the legal technology field by leveraging the Group’s unique technologies, new distribution channels for various information analysis businesses, such as big data analysis business, may become a big challenge and opportunity for the Group.

The Group also plans to pursue contracts with sales agents to expand the marketing of solution packaging products, including EMAIL AUDITOR and Lit i View BIG DATA CASE MANAGER.

2)        Enhancing management structure

The Group strives to establish and strengthen its management structure that directly contributes to the Group’s performance growth by further enhancing its internal control structure to the level that is expected from the companies listed both in Japan and U.S. markets, as well as by improving management efficiency and optimizing the Group’s resource.

3)        Enhancing technology and product development

As described earlier, “Behavior Informatics,” the unique technology advocated by the Group, is a cutting-edge technology that can be flexibly applied not only to litigation support services and fraud investigation services, but also to other business fields. The Group seeks to strengthen its structure to accelerate business development by utilizing such technology and pursues research and development activities for further enhancement of the technology.

(5)             Major businesses (As of March 31, 2015)

Our Group is composed of the Company and six consolidated subsidiaries, and it engages in legal technology services.

Business	Major products or services
eDiscovery business	Discovery (evidence discovery) support service Special audit support service/software UBIC Legal Cloud service Evidence discovery support software “Lit i View”
Legal and compliance professional service business

Compliance support

Support for building compliance systems

Investigation service

Hardware for electronic evidence retention

Analysis software

Maintenance of forensic tools

Forensic investigator training course

Other businesses	Various types of consulting services Patent management services

(6)             Principal offices (As of March 31, 2015)

1)        The Company

Headquarters	Meisan Takahama Building 7F, 2-12-23, Kounan, Minato-ku, Tokyo
Nagoya Branch	Meitetsu Kanayama Daiichi Building 7F, 25-1 Namiyosecho, Atsuta-ku, Nagoya, Aichi
Osaka Office	Orix Honmachi Building 4F, 1-4-1, Nishi Honmachi, Osaka

2)        Subsidiary (UBIC North America, Inc.)

Headquarters	3 Lagoon Drive, Suite 180, Redwood City, CA 94065 USA
Washington, D.C., Branch Office	1875 I Street, NW, 5th Floor, Washington, DC, 20006 USA
New York City Branch Office	590 Fifth Avenue, 19th Floor, New York, NY 10036 USA
L.A. Branch Office	6701 Center Ave, Suite 560, Los Angeles, CA 90045 USA
Hong Kong Branch Office	9/F, CLI Building, 313 Hennessy Road, Wanchai, Hong Kong
London Branch Office	1 Down Place, London W6 9JH, UK

3)        Subsidiary (Payment Card Forensics, Inc.)

Headquarters	Meisan Takahama Building 8F, 2-12-23, Kounan, Minato-ku, Tokyo

4)        Subsidiary (UBIC Korea, Inc.)

Headquarters	7th Floor Daebong Building. 720-4 Yeoksam-dong, Gangnam-gu, Seoul 135-920, Republic of Korea

5)        Subsidiary (UBIC Taiwan, Inc.)

Headquarters	4F. No. 146, Songjian Rd., Zhongshan Dist., Taipei City 104, Taiwan R.O.C.

6)        Subsidiary (UBIC Patent Partners Inc.)

Headquarters	Meisan Takahama Building 7F, 2-12-23, Kounan, Minato-ku, Tokyo

7)        Subsidiary (TechLaw Solutions, Inc.)

Headquarters	14500 Avion Parkway, Suite 301, Chantilly, VA 20151 USA
Colorado Branch Office	560 Golden Ridge Rd, Suite 130 Golden, CO 80401 USA
New York Branch Office	270 Madison Avenue, Suite 403, New York, NY 10016 USA

(7)             Employees (As of March 31, 2015)

1)        Employees of the Corporate Group

Number of employees	Change from the end of the previous fiscal year
191 (3)	Increased by 31 (Decreased by 1)

(Note)         The number of employees includes full-time employees, and the yearly average number of part-time and non-regular staff (excluding temp staff) is shown in the parentheses.

2)        Employees of the Company

Number of employees	Change from the end of the previous fiscal year	Average age	Average years of service
98 (1)	Increased by 2 (—)	35.3	2.6

(Note)         The number of employees includes full-time employees, and the yearly average number of part-time and non-regular staff (excluding temp staff) is shown in the parentheses.

(8)             Major borrowings (As of March 31, 2015)

(Thousands of yen)

Financial institutions	Balance of borrowings
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	616,167
Sumitomo Mitsui Banking Corporation	473,500
The Bank of Yokohama, Ltd.	75,000
Nippon Life Insurance Company	58,500
Resona Bank, Ltd.	37,500

(9)             Other significant matters concerning the Corporate Group

Not applicable.

2.         Company information

(1)             Stock information (As of March 31, 2015)

1) Total number of authorized shares:	72,000,000
2) Number of issued shares:	35,491,360
3) Number of shareholders:	14,201
4) Major shareholders (Top 10)

Names of shareholders	Number of shares	Percentage of shares (%)
Masahiro Morimoto	6,920,400	19.49
Focus Systems Corporation	2,984,720	8.40
Naritomo Ikeue	2,729,400	7.69
Japan Trustee Services Bank, Ltd. (Trust Account)	2,260,000	6.36
The Master Trust Bank of Japan, Ltd. (Trust Account)	1,145,100	3.22
Junichi Hayashi	600,000	1.69
Japan Securities Finance Co., Ltd.	588,000	1.65
Matsui Securities Co., Ltd.	473,900	1.33
Tadahiro Kanbayashi	429,800	1.21
kabu.com Securities Co., Ltd.	424,379	1.19

(Note) Percentage of shares is calculated excluding treasury stock (630 shares).

(2)              Subscription rights to shares

1)        Issuance of subscription rights to shares to the Company’s executives as remuneration for performance of their duties (As of March 31, 2015)

(Notes)	1.	1)

A person to whom the subscription rights to shares have been allotted (hereinafter referred to as “holder”) must be a director, Audit and Supervisory Board Member, corporate officer, or employee of the Company or its subsidiaries (including collaborators for the Sixth subscription rights to shares) when exercising the rights unless the holder is no longer in such a position because he or she has retired at the end of his or her term or reached retirement age, received notification of compulsory redundancy, or for some other valid reason.

		2)	Inheritance of subscription rights to shares is not permitted.
		3)	Partial exercise of subscription rights to shares is not permitted.
		4)	Other conditions are defined in “Allotment of Share Subscription Rights Agreement” concluded between the Company and the holder in accordance with the Board of Directors’ resolution.
	2.		There is no applicable information for outside directors and outside Audit and Supervisory Board Members.
	3.		There is no applicable information for directors, excluding outside directors.

2)        Issuance of subscription rights to shares to the Company’s employees and the subsidiaries’ executives and employees as remuneration for performance of their duties for the year ended March 31, 2015 (As of March 31, 2015)

(Notes) 1.	1)

A person to whom the subscription rights to shares have been allotted (hereinafter referred to as “holder”) must be a director, Audit and Supervisory Board Member, corporate officer, or employee of the Company when exercising the rights unless the holder is no longer in such a position because he or she has retired at the end of his or her term or reached retirement age, received notification of compulsory redundancy, or for some other valid reason.

	2)	Inheritance of subscription rights to shares is not permitted.
	3)	Partial exercise of subscription rights to shares is not permitted.
	4)	Other conditions are defined in “Allotment of Share Subscription Rights Agreement” concluded between the Company and the holder in accordance with the Board of Directors’ resolution.

3)        Other significant matters related to subscription rights to shares

No applicable information.

(3)              Company executives

1)        Directors and Audit and Supervisory Board Members of the Company (As of March 31, 2015)

Position	Name	Concurrent positions
Chief Executive Officer and Chairman of the Board	Masahiro Morimoto	Chairman and Chief Executive Officer of UBIC North America, Inc.
Executive Vice-President Chief Operating Officer and Director	Naritomo Ikeue	N/A
Director	Makoto Funahashi	Chief Executive Officer of The Institute of Security Technology Director of Japan Image Analysis Association
Director	Hirooki Kirisawa	Chairman of KIRISAWA Tax Accountants Corporation Chief Executive Officer of Management Farm K.K.
Audit and Supervisory Board Member (Full-time)	Kunihiro Sudo	N/A
Audit and Supervisory Board Member	Takaharu Yasumoto

President of Yasumoto CPA Office
Audit and Supervisory Board Member of FAST RETAILING CO., LTD.
Audit and Supervisory Board Member of LINK THEORY JAPAN CO., LTD.
Audit and Supervisory Board Member of ASKUL Corporation

Audit and Supervisory Board Member	Kenzo Takai	Representative of Takai Law Offices

(Notes)	1.	The following are registered with the Tokyo Stock Exchange as independent directors: Mr. Hirooki Kirisawa, Mr. Kunihiro Sudo, Mr. Takaharu Yasumoto, and Mr. Kenzo Takai.
	2.	Mr. Makoto Funahashi and Mr. Hirooki Kirisawa are outside Directors.
	3.	Mr. Kunihiro Sudo, Mr. Takaharu Yasumoto, and Mr. Kenzo Takai are outside Audit and Supervisory Board Members.
	4.	Mr. Kunihiro Sudo has extensive knowledge in accounting and corporate management, and the Company believes that he has comprehensive knowledge in the areas of finance and accounting.
	5.	Mr. Takaharu Yasumoto is a certified public accountant and the Company believes that he has comprehensive knowledge in the areas of finance and accounting.
	6.	Mr. Kenzo Takai is a registered attorney, and the Company believes that he has comprehensive knowledge in the area of law.
	7.	On April 1, 2015, Mr. Masahiro Morimoto was reappointed Chairman of the Board of UBIC North America, Inc., while Mr. Stephen Henn was appointed CEO.
8.

Audit and Supervisory Board Member Mr. Kenzo Takai is to be appointed Outside Audit and Supervisory Board Member at the LAC Co., Ltd. Ordinary General Meeting of Shareholders, which is scheduled in late June 2015.

	9.	On April 16, 2015, a new subsidiary, UBIC MEDICAL, Inc. was established. Mr. Naritomo Ikeue was appointed Chairman of the Board, while Mr. Masahiro Morimoto was appointed Director of the Board.

2)        Compensation to Directors and Audit and Supervisory Board Members

Position	Number of people	Total compensation (thousands of yen)
Director	4	91,460
Audit and Supervisory Board Member	3	20,838
Total	7	112,298

(Notes)	1.

Total compensation includes expenses for the subscription rights granted as stock options (610 thousand yen for directors and 763 thousand yen for Audit and Supervisory Board Members) for the fiscal year ended March 31, 2015.

	2.

The compensation for directors was authorized, by resolution of the ninth general ordinary meeting of shareholders on June 22, 2014, as within the annual amount of 350,000 thousand yen (excluding the amount of compensation as employees).

	3.	Total compensation to directors includes 11,210 thousand yen paid to two outside directors.
	4.

The compensation for Audit and Supervisory Board Members was authorized, by resolution of the special general meeting of shareholders on February 2, 2007, as within the annual amount of 80,000 thousand yen.

	5.	Total compensation to Audit and Supervisory Board Members includes 20,838 thousand yen paid to three outside Audit and Supervisory Board Members.

3)        Outside Executives

I.           Important positions held concurrently and relationships between the Company and respective organizations

Position	Name	Concurrent positions
Outside Director	Makoto Funahashi	Chief Executive Officer of The Institute of Security Technology Director of Japan Image Analysis Association
Outside Director	Hirooki Kirisawa	Chairman of KIRISAWA Tax Accountants Corporation Chief Executive Officer of Management Farm KK
Outside Audit and Supervisory Board Member	Takaharu Yasumoto

President of Yasumoto CPA Office
Audit and Supervisory Board Member of FAST RETAILING CO., LTD.
Audit and Supervisory Board Member of, LINK THEORY JAPAN CO., LTD.
Audit and Supervisory Board Member of ASKUL Corporation

Outside Audit and Supervisory Board Member	Kenzo Takai	Representative of Takai Law Offices

(Note)	The Company does not have significant transactions with the organizations where the outside directors have concurrent positions.

II.      Activities during the fiscal year ended March 31, 2015

•    Meeting attendance

	Board of Directors’ meeting (held 16 times)		Board of Audit and Supervisory Board Members’ meeting (held 15 times)
	Number of meetings attended	Attendance rate	Total number of meetings attended	Attendance rates
Makoto Funahashi (Director)	16	100%	—	—
Hirooki Kirisawa (Director)	15	94%	—	—
Kunihiro Sudo (Audit and Supervisory Board Member)	16	100%	15	100%
Takaharu Yasumoto (Audit and Supervisory Board Member)	16	100%	15	100%
Kenzo Takai (Audit and Supervisory Board Member)	16	100%	15	100%

(Note)	The following are registered with the Tokyo Stock Exchange as independent executives: Mr. Hirooki Kirisawa; Mr. Kunihiro Sudo, Mr. Takaharu Yasumoto, and Mr. Kenzo Takai.

•    Mr. Makoto Funahashi (Director) offers advice and recommendations based on his executive experience and knowledge as an ex-Deputy Director General of National Policy Agency.

•    Mr. Hirooki Kirisawa (Director) is a certified public tax accountant and provides advice based on technical expertise and experience.

•    Mr. Kunihiro Sudo (Audit and Supervisory Board Member) has extensive knowledge in accounting and corporate management and provides advice based on his years of experience and wide knowledge.

•    Mr. Takaharu Yasumoto (Audit and Supervisory Board Member) is a certified public accountant and provides advice based on technical expertise and experience.

•    Mr. Kenzo Takai (Audit and Supervisory Board Member) is a registered attorney and provides advice based on technical expertise and experience.

III.            Outline of a limited liability contract

Pursuant to the provisions of the first paragraph of Article 427 of the Companies Act, the Company has executed a contract with each of the outside directors and outside Audit and Supervisory Board Members limiting their liability under the first paragraph of Article 423 of the Companies Act. The limit of indemnity liability pursuant to the contract shall be the minimum liability amount stipulated by the relevant laws and regulations.

(4)             Independent auditors

1)        Name: Ernst & Young ShinNihon LLC

2)        Fees for professional services rendered during the fiscal year ended March 31, 2015:

Fees paid (thousands of yen)
Audit fees	110,550
Non-audit service fees	19,700
Total amount of money and other financial benefits to be paid by the Company and the subsidiaries	130,250

(Note)              The audit agreement between the Company and the independent auditors does not clearly distinguish nor allow segregating the amount of audit fees based on the Companies Act from those based on the Financial Instruments and Exchange Act and the PCAOB Audit Standards. Therefore, the total amount shows the aggregate audit fees for the fiscal year.

The audit fees include fees for audits for UBIC North America, Inc. and TechLaw Solutions, the Company’s consolidated subsidiaries, conducted by Ernst Ernst & Young LLC, a member firm of the Company’s independent auditors.

3)        Non-audit services

The Company pays remuneration to the independent auditors for services outside the scope of Article 2, Paragraph 1 of the Certified Public Accountants Act (i.e., non-audit services), including financial, taxation, and due diligence related services.

4)        Policy on decision to dismiss or not to reappoint independent auditors

The Audit and Supervisory Board shall determine, when it is necessary to raise a proposal, the dismissal or non-reappointment of independent auditors (for example, when it is deemed difficult for an auditor to conduct an audit appropriately), and the Board of Directors will present the proposal at a shareholders’ meeting.

In the event the independent auditors fall under any of the situations stipulated in the clauses of the first paragraph of Article 340 of the Companies Act, the Audit and Supervisory Board shall dismiss the independent auditors, subject to the consent of all of the Audit and Supervisory Board Members. In such case, the Audit and Supervisory Board Member elected by the Audit and Supervisory Board shall report such fact and the reason for the dismissal at the first shareholders’ meeting convened after the dismissal.

5)        Outline of a limited liability contract

Although there is no separate limited liability contract with the independent auditors, the Company’s Articles of Incorporation in accordance with the provisions of first paragraph of Article 426 of the Companies Act stipulate that the independent auditors’ liability to the Company may be exempted within the statutory limitations upon resolution by the Board of Directors.

(5)             Systems for ensuring the propriety of operations

The following is an outline of decisions on the systems ensuring that directors and employees execute their duties in compliance with the laws and regulations and the Articles of Incorporation, and other systems necessary to ensure the propriety of operations of the Company:

1)        Systems for ensuring that directors and employees execute their duties in compliance with the laws and regulations and the articles of incorporation.

I.                A compliance manual is established and defined as the code of conduct for the directors and employees.

II.           The directors report the execution status of their duties to the Board of Directors, and mutually monitor and supervise the execution status of the duties of other directors.

III.      The Audit and Supervisory Board Members audit the execution status of duties by the directors based on the “Board of Audit and Supervisory Board Members Regulations.”

IV.       The internal audit group audits the status of the compliance.

V.            A direct reporting framework for compliance violations by the directors and employees is established.

2)        Systems for archiving and managing information on the execution of duties by the directors.

I.                Information about the execution of duties by the directors, including the minutes of the Board of Directors, is recorded either in writing or electronically, and archived and managed in conformity with the “Document Management Rules.”

II.           The directors and the Audit and Supervisory Board Members may, at any time, inspect the record or electronic records of the information about the execution of the duties by the directors.

3)        Systems and rules for managing the risks of loss.

I.                Each responsible division manages risks attributable to its administrative operations.

II.           The risk management committee monitors cross-divisional risks and addresses them on a Company-wide basis.

III.      The Board of Directors promptly addresses new risks.

4)        Systems for ensuring the effectiveness of the execution of duties by the directors.

I.                In addition to the regular board meetings held once a month, extraordinary board meetings are convened as needed.

II.           Management meetings are set to deliberate matters to be discussed at the Board of Directors in advance.

III.      The directors accomplish their duties toward the achievement of the management plan. Meanwhile, the performance and operations of each division are promptly reported to, and deliberated by, the Board of Directors.

5)        Systems for ensuring the propriety of operations in the business group.

I.                Rules and structures are also arranged and established for our Group companies to comply with laws and regulations, and to operate in an appropriate and efficient manner.

II.           When a subsidiary initiates an intergroup transaction that potentially has a material impact on the Group’s operations, the subsidiary shall consult with the Company in advance regarding the appropriateness and legality of such transaction in accordance with the Company’s fundamental policy for intergroup transactions before submitting a resolution or notification at the shareholders’ meeting. Furthermore, when the Company or a subsidiary conducts an intergroup transaction, it shall ensure the necessity of the transaction and that the terms of the transaction are not significantly different from those that would be outlined in arm’s-length transactions to protect the interests of minority shareholders. The directors instruct Group companies regarding appropriate and efficient management according to their job specifications.

III.      The directors instruct Group companies regarding appropriate and efficient management according to their job specifications.

IV.       The internal audit group also conducts internal audit on general operations within the Group companies.

V.            The Audit and Supervisory Board Members also monitor and audit the operations within the Group companies.

6)        Matters relating to the Audit and Supervisory Board Members’ request to have employees assist with their duties.

The Company does not assign employees to assist with the Audit and Supervisory Board Members’ duties; however, the Board of Directors may appoint and assign such employees after discussion with the Audit and Supervisory Board Members, if necessary.

7)        Matters relating to the independence of the employees in the preceding paragraph from the directors.

When the employees concerned are put in place, their appointment, transfer, evaluation, and castigation are decided in accordance with the opinion of the Audit and Supervisory Board Members, and the independence of the employees from the directors is secured.

8)        Systems for directors and employees to report to Audit and Supervisory Board Members.

In addition to the matters prescribed in applicable laws and regulations, directors and employees must report the following to Audit and Supervisory Board Members without any delay.

I.                Matters that may have a significant operational impact on the Company.

II.           Results of internal audits conducted by the internal audit group.

III.      Results of internal control assessments conducted by the internal audit group.

IV.       The status of reports under the whistleblower system.

9)        Other systems for ensuring the effectiveness of audit activities conducted by Audit and Supervisory Board Members.

I.                More than half of the Audit and Supervisory Board consists of outside Audit and Supervisory Board Members to ensure transparency of management.

II.           Audit and Supervisory Board Members hold regular meetings with directors to exchange information and opinions on significant audit issues.

III.      Audit and Supervisory Board Members hold regular meetings with the internal audit group and independent auditors, and ensure effectiveness of the audit activities through close coordination.

IV.       Audit and Supervisory Board Members may request the internal audit group to perform an internal investigation as necessary.

10)                               Systems for ensuring the appropriateness and reliability of financial reporting.

To ensure the appropriateness and reliability of the Group’s financial reporting, the Company makes rigorous efforts to improve relevant policies such as “Accounting Rules” and established a “Basic Policy for Internal Control over Financial Reporting” under which the Company designs and operates internal controls on an ongoing basis and performs periodic assessments of the effectiveness of such controls.

11)                               Systems for elimination of anti-social forces.

The Company never has any relationships with, and stands firmly against, anti-social forces that threaten the social order and safety of people. The Company declares this as the basic principle of the compliance manual and ensures full compliance with the basic principle.

Consolidated Balance Sheet

(as of March 31, 2015)

(Thousands of yen)

Assets
Current Assets	4,623,047
Cash and deposits	2,726,397
Accounts receivable - trade	1,569,511
Merchandise	1,407
Supplies	5,911
Deferred tax assets	56,329
Allowance for doubtful accounts	(25,374)
Other	288,864
Noncurrent assets	3,018,618
Property, plant, and equipment	783,359
Buildings	230,665
Accumulated depreciation	(63,259)
Buildings, net	167,406
Tools, furniture, and fixtures	1,327,887
Accumulated depreciation	(720,387)
Tools, furniture, and fixtures, net	607,500
Leased assets	13,909
Accumulated depreciation	(7,699)
Leased assets, net	6,210
Other	2,242
Intangible assets	1,576,125
Software	871,134
Goodwill	168,977
Customer-related assets	372,823
Other	163,190
Investments and other assets	659,133
Investment securities	512,322
Guarantee deposits	130,414
Deferred tax assets	11,980
Other	4,415
Total assets	7,641,666
Liabilities
Current liabilities	1,447,778
Accounts payable - trade	92,044
Short-term loans payable	36,000
Current portion of long-term loans payable	454,591
Accounts payable - other	340,824
Income taxes payable	94,085
Provision for bonuses	165,456
Deferred tax liabilities	6,164
Other	258,610
Noncurrent liabilities	973,114
Long-term loans payable	770,076
Deferred tax liabilities	115,538
Liabilities for retirement benefits	36,505
Asset retirement obligations	43,762
Other	7,232
Total liabilities	2,420,893
Equity
Shareholders’ equity	4,585,274
Capital stock	1,688,433
Capital surplus	1,475,893
Retained earnings	1,420,973
Treasury stock	(26)
Accumulated other comprehensive income	410,972
Valuation difference on available-for-sale securities	239,649
Foreign currency translation adjustment	171,323
Subscription rights to shares	211,082
Minority interests	13,443

Total equity	5,220,772
Total liabilities and equity	7,641,666

(Note) Amounts are rounded down to the nearest thousand yen.

Consolidated Statement of Operations

(from April 1, 2014 to March 31, 2015)

(Thousands of yen)

Accounts	Amounts
Net sales		6,274,460
Cost of sales		3,143,045
Gross profit		3,131,415
Selling, general, and administrative expenses		2,865,345
Operating income		266,069
Non-operating income
Interest income	1,699
Dividend income	9,000
Foreign exchange gains	201,668
Other	3,512	215,879
Non-operating expenses
Interest expenses	7,169
Stock issuance cost	16,178
Syndicated loan fees	19,155
Other	5,384	47,887
Ordinary income		434,061
Income before income taxes and minority interests		434,061
Income taxes - current	88,170
Income taxes - deferred	83,831	172,001
Income before minority interests		262,059
Minority interests in income		1,749
Net income		260,310

(Note) Amounts are rounded down to the nearest thousand yen.

Consolidated Statement of Changes in Equity

(from April 1, 2014 to March 31, 2015)

(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	1,095,358	882,818	1,160,500	(26)	3,138,651
Changes in items during the period
Issuance of new shares	593,075	593,075			1,186,150
Net income			260,310		260,310
Other			162		162
Net changes in items other than shareholders’ equity					—
Total changes in items during the period	593,075	593,075	260,473	—	1,446,623
Balance at the end of the current period	1,688,433	1,475,893	1,420,973	(26)	4,585,274

(Thousands of yen)

	Accumulated other comprehensive income
	Valuation difference on available- for-sale securities	Foreign currency translation adjustment	Total accumulated other comprehensive income	Subscription rights to shares	Minority interests	Total equity
Balance at the beginning of the current period	143,529	33,007	176,536	196,675	21,306	3,533,169
Changes in items during the period
Issuance of new shares						1,186,150
Net income						260,310
Exercise of subscription rights to shares				(12,870)		(12,870)
Other						162
Net changes in items other than shareholders’ equity	96,120	138,315	234,436	27,277	(7,862)	253,853
Total changes in items during the period	96,120	138,315	234,436	14,406	(7,862)	1,687,602
Balance at the end of the current period	239,649	171,323	410,972	211,082	13,443	5,220,772

(Note) Amounts are rounded down to the nearest thousand yen.

Notes to the Consolidated Financial Statements

3.         Significant matters for the preparation of consolidated financial statements

Scope of consolidation

Consolidated subsidiaries

1)        Number of consolidated subsidiaries: Six companies

Refer to section 1. (3) 2) Subsidiary of the Business Report for details.

2)        Name of nonconsolidated subsidiaries and the reason for excluding them from the scope of consolidation: Not applicable.

Application of the equity method of accounting

•       Nonconsolidated subsidiaries and affiliates accounted for under the equity method: None.

Account closing date of consolidated subsidiaries

The account closing date of TechLaw Solutions, Inc. (“TechLaw Solutions”), a consolidated subsidiary, is September 30, and its provisionally prepared financial statements as of the consolidated account closing date are used in preparation of the consolidated financial statements.

The account closing dates of other consolidated subsidiaries are the same as the consolidated account closing date.

Matters concerning accounting standards

1)        Valuation standard and methods for significant assets

I. Securities

Available-for-sale securities

• Securities for which quoted market prices are available:	Stated at fair value at the end of the year. (Unrealized gains or losses are directly included in equity. Cost of securities sold is determined by the moving average method.)
• Securities for which quoted market prices are not available:	Stated at cost determined by the moving average method.
II. Inventories
• Merchandise

Stated at cost determined by the specific identification method. (In the event the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

• Supplies

Stated at cost determined by the first-in, first-out method. (In the event the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

2)        Depreciation and amortization of significant depreciable or amortizable assets

I. Property, plant and equipment (excluding leased assets)

Property, plant and equipment are depreciated by the straight-line method. Useful lives of principal property, plant and equipment are as follows:

Buildings:                                          6-15 years

Tools, furniture and fixtures:             4-20 years

II. Intangible assets (excluding leased assets)

Intangible assets are amortized by the straight-line method. Software for internal use is amortized over an expected useful life of five years or less by the straight-line method. Software for sale is amortized at the larger of the amortizable amount based on the estimated sales volume during the estimated effective period of three years or less and the amount periodically distributed over the effective remaining sales period by the straight-line method.

III. Leased assets	Leased assets are depreciated or amortized over the lease term by the straight-line method with no residual value.

3)        Accounting for significant deferred assets

Stock issuance cost	Stock issuance cost is expensed when incurred.

4)        Recognition of significant allowances

I. Allowance for doubtful accounts

To provide for a loss on doubtful accounts, general allowances are provided using the rate determined by past experience with bad debts. Specific allowances are provided for the estimated amount considered to be uncollectible after reviewing the individual collectability of certain doubtful accounts.

II. Provision for bonuses	To provide for employees’ bonuses, the Group provides accrued bonuses based on the projected amount for the consolidated year.

5)        Accounting for retirement benefits

Liabilities for retirement benefits

To prepare for payments of employees’ retirement benefits, the Group provides accrued retirement benefits in the amount which would be payable assuming that all employees retired at the end of the current year as a compendium method.

6)        Amortization method and amortization period for goodwill

Goodwill is systematically amortized by the straight-line method over its effective period of fifteen years or less.

7)        Other significant accounting policies for preparation of the consolidated financial statements

I. Accounting for consumption taxes	All accounting transactions are booked exclusive of any national or local consumption taxes.

Changes in accounting policies associated with the revision to accounting standards

(1)    Name of accounting standards and detailed changes in accounting policies

“Accounting Standard for Business Combinations” (the Accounting Standards Board of Japan (ASBJ) Statement No. 21 revised on September 13, 2013, the “Accounting Standard for Business Combinations”), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22 revised on September 13, 2013, the “Accounting Standard for Consolidation”), and “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 revised on September 13, 2013, the “Accounting Standard for Business Divestitures”) have become effective from the beginning of the consolidated fiscal year commencing on or after April 1, 2014. Accordingly, the Group applied these accounting standards (except for a provision in paragraph 39 of the Accounting Standard for Consolidation), and changed its accounting policies to recognize a difference arising from changes in the Company’s share of equity interests of the continuously controlling subsidiaries as capital surplus, and the related acquisition costs as expenses in the consolidated fiscal year incurred effective from the consolidated fiscal year ended March 31, 2015.

In addition, the Company changed its accounting policy to reflect the revised allocation of the acquisition cost, due to the finalization of the tentative treatment for business combinations, in the financial statements of the consolidated fiscal year to which the date of the business combination belongs.

(2)    Overview of accounting treatment in accordance with transitional provisions

For the application of the above accounting standards, the Group adopted the transitional provisions specified in item 2 (4) of paragraph 58 of the Accounting Standard for Business Combinations, item 5 (4) of paragraph 44 of the Accounting Standard for Consolidation and item 4 (4) of paragraph 57 of the Accounting Standard for Divestitures. The Group prospectively applies these accounting standards from the beginning of the consolidated fiscal year ended March 31, 2015.

For the revised allocation of the acquisition cost, due to the finalization of the tentative treatment for business combinations, the Group adopted the transitional provisions specified in a proviso to item 2 (1) of paragraph 58 of the Accounting Standard for Business Combinations. The Group applies these accounting standards to business combinations effected on or after the beginning of the consolidated fiscal year ended March 31, 2015.

(3)    Effects of the changes in accounting policies

As a result of this change, operating income, ordinary income and income before income taxes and minority interests each decreased by 84,000 thousand yen for the consolidated fiscal year ended March 31, 2015.

4.         Notes to the consolidated balance sheet

Accumulated impairment losses on property, plant and equipment

The amount of accumulated depreciation includes accumulated impairment losses of 37,143 thousand yen.

5.         Notes to the consolidated statement of changes in equity

(1)              Number of issued shares of common stock

Class of shares	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Common stock	3,441,136	32,050,224	—	35,491,360

Number of treasury stock

Class of shares	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Common stock	63	567	—	630

(Notes) 1.   On September 16, 2014, the Company received a payment for the issuance of new shares through a third-party allocation of its shares, in connection with the basic agreement concluded on the acquisition of shares with the London Branch of Deutsche Bank. Accordingly, the number of issued and outstanding shares increased by 1,000,000.

2.          The Company effected a ten-for-one split of its shares of common stock as of April 1, 2014. As a result, the number of issued and outstanding shares and the number of treasury stock increased by 30,970,224 and 567, respectively.

3.          The exercise of stock option rights increased the number of issued and outstanding shares by 80,000.

Dividends

1)        Dividend payments

Not applicable.

2)        Dividends with a record date in this year but an effective date in the following year

I.	Total dividends	106,472 thousand yen
II.	Dividend per share	3.00 yen
III.	Record date	March 31, 2015
IV.	Effective date	June 24, 2015

Items related to subscription rights to shares as of the end of the year

Class and number of shares to which subscription rights are related (excluding those for which the first day of the exercise period has not yet arrived) as of the end of year.

Common stock	840,000 shares

6.         Notes to financial instruments

(1)             Financial instruments

The policy of the Group is to manage temporary cash surplus through investments in low-risk financial assets and to raise its funding through borrowings from financial institutions, including banks.

The Group mitigates credit risk from customers related to accounts receivable-trade in accordance with its receivable management rules. Investment securities consist mainly of equity securities, and fair values for listed shares are monitored on a quarterly basis. The Group mitigates the liquidity risk that it cannot meet obligations arising from accounts payables-trade and accounts payable-other by preparing cash-flow schedules on a timely basis.

Borrowings are used for the purpose of working capital (mainly short-term borrowings) and capital investments (long-term debt). Derivatives transactions are not conducted.

(2)             Fair value of financial instruments

Carrying amount, fair value, and the difference between these amounts as of March 31, 2015, are presented in the following table.

(Unit: thousands of yen)

	Carrying amount on the consolidated balance sheet (*1)	Fair value (*)	Difference
(1) Cash and deposits	2,726,397	2,726,397	—
(2) Accounts receivable-trade	1,569,511	1,569,511	—
(Allowance for doubtful accounts (*2)	(25,374)	(25,374)	—
	1,544,136	1,544,136	—
(3) Investment securities	512,322	512,322	—
(4) Accounts payable-trade	(92,044)	(92,044)	—
(5) Short-term loans payable	(36,000)	(36,000)	—
(6) Accounts payable-other	(340,824)	(340,824)	—
(7) Long-term loans payable	(1,224,668)	(1,226,651)	(1,983)

(*1)                               Items recorded as liabilities are presented in parentheses.

(*2)   Accounts receivable-trade are presented net of allowance for doubtful accounts.

(Notes) 1.     Method of determining fair values of financial instruments and other matters related to securities and derivatives transactions

(1) Cash and deposits and (2) Accounts receivable-trade

The carrying amounts of these instruments approximate fair value because of their short maturities.

(3) Investment securities

The fair value of equity securities is determined using quoted prices on the stock exchange, and that of debt securities is determined using prices provided by financial trading institutions

(4) Accounts payable-trade, (5) Short-term loans payable, and (6) Account payable-other

The carrying amounts of these instruments approximate fair value because of their short maturities.

(7) Long-term loans payable

The fair value of these instruments is stated at present value which is determined by discounting the aggregate value of principal and interest using an interest rate on similar new loans. The fair value of long-term loans payable is presented inclusive of the current portion of long-term loans payable.

32.  Unlisted shares (with a carrying amount of 14 thousand yen on the consolidated balance sheet) and guarantee deposits (with a carrying amount of 130,414 thousand yen) are not included since it is extremely difficult to measure their fair values because there is no quoted market price for the instruments and future cash flows are not estimable.

7.         Notes to per share information

(1) Net assets per share	140.78 yen
(2) Net profit per share	(7.45) yen

8.         Significant subsequent events

The Company established a new subsidiary following a resolution passed at its Board of Directors’ meeting held on April 10, 2015.

(1)             Purpose

The Company established a new subsidiary that supports medical institutions and private companies in their efforts to improve the quality and efficiency of medical activities through the analysis of large volumes of data by a specialized healthcare data team.

UBIC MEDICAL, Inc. will strive to realize a healthy, safe and secure society by providing solutions, such as supporting the analysis of clinical information and improvement of the in-hospital environment, so as to help to provide better healthcare services.

(2)             Profile

1) Company name	UBIC MEDICAL, Inc.
2) Location	Meisan Takahama building, 2-12-23, Kounan, Minato-ku, Tokyo 108-0075
3) Chief Executive Officer	Naritomo Ikeue
4) Business contents	Clinical trial information analysis support service and others
5) Capital stock	10 million yen (as of April 16, 2015)
6) Capital surplus	10 million yen (as of April 16, 2015)
7) Investment ratio	UBIC, Inc. holds a 100% equity stake
8) Date of establishment	April 16, 2015
9) Fiscal year-end	March 31

Nonconsolidated Balance Sheet

(as of March 31, 2015)

(Thousands of yen)

Assets
Current Assets	4,213,230
Cash and deposits	2,234,580
Accounts receivable - trade	1,128,747
Merchandise	1,407
Supplies	3,734
Prepaid expenses	56,849
Short-term loans to subsidiaries and associated companies	431,865
Advances paid to subsidiaries and associated companies	474,830
Deferred tax assets	36,929
Other	99,455
Allowance for doubtful accounts	(255,170)
Noncurrent assets	3,164,494
Property, plant, and equipment	487,633
Buildings	204,835
Accumulated depreciation	(56,381)
Buildings, net	148,453
Tools, furniture, and fixtures	717,160
Accumulated depreciation	(383,386)
Tools, furniture, and fixtures, net	333,774
Leased assets	11,977
Accumulated depreciation	(6,572)
Leased assets, net	5,405
Intangible assets	984,519
Software	863,636
Software in progress	91,089
Other	29,793
Investments and other assets	1,692,342
Investment securities	512,322
Shares of subsidiaries and associated companies	1,068,604
Investments in capital	10
Long-term prepaid expenses	4,405
Long-term loans to subsidiaries and associated companies	24,034
Guarantee deposits	82,965
Total assets	7,377,724
Liabilities
Current liabilities	1,428,435
Accounts payable - trade	145,421
Short-term loans payable	36,000
Current portion of long-term loans payable	454,591
Accounts payable - other	473,225
Accrued expenses	54,345
Income taxes payable	89,043
Accrued consumption taxes	69,765
Advances received	13,097
Deposits received	14,984
Provision for bonuses	75,368
Other	2,591
Noncurrent liabilities	916,465
Long-term loans payable	770,076
Provision for retirement benefits	23,771
Asset retirement obligations	43,762
Deferred tax liabilities	71,622
Other	7,232
Total liabilities	2,344,900
Equity
Shareholders’ equity	4,582,092
Capital stock	1,688,433
Capital surplus	1,475,893
Legal capital surplus	1,420,183
Other capital surplus	55,709
Retained earnings	1,417,791
Other retained earnings	1,417,791
Retained earnings brought forward	1,417,791
Treasury stock	(26)
Valuation and translation adjustments	239,649
Valuation difference on available-for-sale securities	239,649
Subscription rights to shares	211,082
Total equity	5,032,824
Total liabilities and equity	7,377,724

(Note) Amounts are rounded down to the nearest thousand yen.

Nonconsolidated Statement of Operations

(from April 1, 2014 to March 31, 2015)

(Thousands of yen)

Accounts	Amounts
Net sales		3,718,931
Cost of sales		1,916,916
Gross profit		1,802,014
Selling, general, and administrative expenses		1,431,840
Operating income		370,174
Non-operating income
Interest income	11,336
Dividend income	9,000
Foreign exchange gains	195,561
Other	8,467	224,365
Non-operating expenses
Interest expenses	7,164
Stock issuance cost	16,178
Provision of allowance for doubtful accounts	113,490
Syndicated loan fees	19,155
Other	3,680	159,669
Ordinary income		434,869
Extraordinary income
Gain on extinguishment of tie-in shares	30,297	30,297
Income before income taxes and minority interests		465,166
Income taxes - current	80,448
Income taxes - deferred	67,784	148,232
Net income		316,933

  (Note) Amounts are rounded down to the nearest thousand yen.

Nonconsolidated Statement of Changes in Equity

(from April 1, 2014 to March 31, 2015)

(Thousands of yen)

	Shareholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
	Capital stock	Legal capital surplus	Other capital surplus	Total capital surplus	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the current period	1,095,358	827,108	55,709	882,818	1,100,857	1,100,857
Changes in items during the period
Issuance of new shares	593,075	593,075		593,075
Net income					316,933	316,933
Exercise of subscription rights to shares
Net changes in items other than shareholders’ equity
Total changes in items during the period	593,075	593,075	—	593,075	316,933	316,933
Balance at the end of the current period	1,688,433	1,420,183	55,709	1,475,893	1,417,791	1,417,791

(Thousands of yen)

	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total shareholders’ equity	Valuation difference on available-for- sale securities	Subscription rights to shares	Total equity
Balance at the beginning of the current period	(26)	3,079,008	143,529	196,675	3,419,213
Changes in items during the period
Issuance of new shares		1,186,150			1,186,150
Net income		316,933			316,933
Exercise of subscription rights to shares				(12,870)	(12,870)
Net changes in items other than shareholders’ equity		—	96,120	27,277	123,397
Total changes in items during the period	—	1,503,083	96,120	14,406	1,613,610
Balance at the end of the current period	(26)	4,582,092	239,649	211,082	5,032,824

  (Note) Amounts are rounded down to the nearest thousand yen.

Notes to the Nonconsolidated Financial Statements

1.         Significant accounting policies

(1)             Valuation standard and methods for assets

1)	Securities		Stated at cost determined by the moving average method.
	I.	Equity investments in subsidiaries
	II.	Available-for-sale securities
		• Securities for which quoted market prices are available:	Stated at fair value at the end of the year. (Unrealized gains or losses are directly included in equity. Cost of securities sold is determined by the moving average method.)
		• Securities for which quoted market prices are not available:	Stated at cost determined by the moving average method.

	2)	Inventories
• Merchandise

Stated at cost determined by the specific identification method. (In the event the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

• Supplies

Stated at cost determined by the first-in, first-out method. (In the event the net selling value at the end of the period declines below the acquisition cost, the carrying value is written down to the net selling value to reflect the decreased profitability.)

(2)             Depreciation and amortization of noncurrent assets

1)	Property, plant and equipment (excluding leased assets)	Property, plant and equipment are depreciated by the straight-line method. Useful lives of principal property, plant, and equipment are as follows:
		Buildings:	6-15 years
		Tools, furniture, and fixtures:	4-20 years

2)	Intangible assets (excluding leased assets)

Intangible assets are amortized by the straight-line method. Software for internal use is amortized over an expected useful life of five years or less by the straight-line method. Software for sale is amortized at the larger of the amortizable amount based on the estimated sales volume during the estimated effective period of three years or less and the amount periodically distributed over the effective remaining sales period by the straight-line method.

3)	Leased assets	Leased assets are depreciated or amortized over the lease term by the straight-line method with no residual value.

(3)             Accounting for significant deferred assets

Stock issuance cost	Stock issuance cost is expensed when incurred.

(4)              Recognition of allowances

1)	Allowance for doubtful accounts

To provide for a loss on doubtful accounts, general allowances are provided using the rate determined by past experience with bad debts. Specific allowances are provided for the estimated amount considered to be uncollectible after reviewing the individual collectability of certain doubtful accounts.

2)	Provision for bonuses	To provide for employees’ bonuses, the Company provides accrued bonuses based on the projected amount for the year.

3)	Provision for retirement benefits

To prepare for payments of employees’ retirement benefits, the Company provides accrued retirement benefits in the amount which would be payable assuming that all employees retired at the end of the current year as a compendium method.

(5)              Other matters for the preparation of financial statements

Accounting for consumption taxes	All accounting transactions are booked exclusive of any national or local consumption taxes.

(6)             Changes in accounting policies associated with the revision of accounting standards

(1)    Name of accounting standards and detailed changes in accounting policies

The “Accounting Standard for Business Combinations” and “Accounting Standard for Business Divestitures” have become effective from the beginning of the fiscal year commencing on or after April 1, 2014. Accordingly, the Group applied these accounting standards, and changed its accounting policies to recognize the related acquisition costs as expenses in the fiscal year incurred effective from the fiscal year ended March 31, 2015.

In addition, the Company changed its accounting policy to reflect the revised allocation of the acquisition cost, due to the finalization of the tentative treatment for business combinations, in the financial statements of the fiscal year to which the date of the business combination belongs.

(2)    Overview of accounting treatment in accordance with transitional provisions

For the application of the above accounting standards, the Group adopted the transitional provisions specified in item 2 (3) of paragraph 58 of the Accounting Standard for Business Combinations and item 4 (3) of paragraph 57 of the Accounting Standard for Divestitures. The cumulative effects as of the beginning of the fiscal year ended March 31, 2015, which resulted from the retrospective application to all past periods, are reflected in other capital surplus and retained earnings brought forward.

For the revised allocation of the acquisition cost, due to the finalization of the tentative treatment for business combinations, the Group adopted the transitional provisions specified in a proviso to item 2 (1) of paragraph 58 of the Accounting Standard for Business Combinations. The Group applies these accounting standards to business combinations effected on or after the beginning of the fiscal year ended March 31, 2015.

(3)    Effects of changes in accounting policies

These changes have no impacts on the financial statements.

2.         Notes to the nonconsolidated balance sheet

Short-term receivables from and payables to subsidiaries and associated companies:

Short-term receivables from and payables to subsidiaries and associated companies, other than those separately presented, that are included in other accounts are as follows:

Short-term receivables	711,676 thousand yen
Short-term payables	352,095 thousand yen

3.         Notes to the nonconsolidated statement of income

Transactions with subsidiaries and associated companies

Net sales	740,076 thousand yen
Purchase	116,025 thousand yen
Selling, general, and administrative expenses	18,125 thousand yen
Non-operating transactions	15,083 thousand yen

4.         Notes to the nonconsolidated statement of changes in net assets

Number of treasury stock

Class of shares	Number of shares as of the beginning of the year	Increase during the year	Decrease during the year	Number of shares as of the end of the year
Common stock	63	567	—	630

The Company effected a ten-for-one split of its shares of common stock as of April 1, 2014. As a result, the number of treasury stock increased by 567.

5.         Notes to deferred income taxes

(1)             The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities

(In thousands of yen)

(Deferred tax assets)
1)	Current assets
	Provision for bonuses	24,947
	Provision for bonuses-social insurance	1,594
	Allowance for doubtful accounts	82,522
	Enterprise tax payable	8,873
	Other	1,514
	Subtotal	119,451
	Valuation allowance	(82,522)
	Total deferred tax assets	36,929
2)	Noncurrent assets
	Provision for retirement benefits	7,687
	Valuation difference on equity investments in subsidiaries and associated companies	31,270
	Asset retirement obligations	14,152
	Lump-sum depreciable assets	4,076
	Subscription rights to shares	14,547
	Other	944
	Subtotal	72,680
	Valuation allowance	(69,828)
	Total deferred tax assets	2,851
	Offset against deferred tax liabilities (noncurrent)	2,851
	Net deferred tax assets	—
(Deferred tax liabilities)
	Valuation difference on available-for-sale securities	(62,667)
	Other	(11,805)
	Total deferred tax liabilities	(74,473)
	Offset against deferred tax assets (noncurrent)	2,851
	Net deferred tax liabilities	(71,622)

(2)             Restatement of the amounts of deferred tax assets and liabilities due to changes in income taxes

Due to the amendment to the “Income Tax Act and Local Tax Act” released on March 31, 2015, the effective statutory tax rate for calculating deferred tax assets and deferred tax liabilities as of the fiscal year ended March 31, 2015 (to the extent that those temporary differences are expected to be realized during the fiscal years beginning on or after April 1, 2015) has been changed from the previous fiscal year’s rate of 35.64% to 33.10% for items expected to be collected or paid in the period from April 1, 2015 to March 31, 2016, and to 32.34% for those expected to be collected or paid on or after April 1, 2016.

As a result, the amount of deferred tax assets (current) decreased by 2,834 thousand yen, the amount of deferred tax liabilities (noncurrent) decreased by 7,380 thousand yen, income taxes-deferred recorded in the current fiscal year decreased by 1,848 thousand yen, and valuation difference on available-for-sale securities increased by 6,394 thousand yen.

6.         Notes to related-party transactions

Subsidiaries

		Share of voting rights	Relationship			Transaction amount		Year-end balance
Type	Company name	holding (or held)	Executives	Business relationship	Type of transaction	(thousands of yen)	Account	(thousands of yen)
Subsidiary	UBIC North America, Inc.	Holding 100%	2 Executives	Provision of services Concurrent position Financial support	Acceptance of services (Note 1)	621,631	Accounts receivable-trade	372,408
					Acceptance of services (Note 1)	78,451	Accounts payable-trade	47,636
					Advancing funds	125,025	Advances paid to subsidiaries and associated companies	238,724
					Collection of loan of funds (Note 2)	436,897	Short-term loans to subsidiaries and associated companies	93,738
Subsidiary	UBIC Korea, Inc.	Holding 100%	1 Executive	Provision of services Concurrent position Financial support	Acceptance of services (Note 1)	89,403	Accounts receivable-trade	267,087
					Advancing funds	32,507	Advances paid to subsidiaries and associated companies	92,819
					Advancing payments of accounts payable for other subsidiaries and associated companies	104,079	Accounts payable-other	221,030
					Loan of funds (Note 2)	—	Short-term loans to subsidiaries and associated companies	99,107
Subsidiary	UBIC Taiwan, Inc.	Holding 100%	2 Executives	Provision of services Concurrent position Financial support	Advancing funds	63,921	Advances paid to subsidiaries and associated companies (Note 3)	130,627
					Loan of funds (Note 2)	33,022	Short-term loans to subsidiaries and associated companies (Note 3)	135,961
Subsidiary	UBIC Patent Partners Inc.	Holding 100%	2 Executives	Concurrent position Financial support Guarantees for real estate rentals (Note 4)	Loan of funds (Note 2)	120,170	Short-term loans to subsidiaries and associated companies	96,135
							Long-term loans to subsidiaries and associated companies	24,034

(Notes) Conditions of transactions and policies for determining the conditions of transactions

1.      Transaction prices and other conditions are determined based on market prices and total costs of transactions.

2.      Interest rates on loans are determined reasonably based on market rates as well as interest rates on borrowings of the Company.

3.      Allowance for doubtful accounts of 255,170 thousand yen is recorded for advances paid and loans to subsidiaries. The Company recorded 113,490 thousand yen of allowance for doubtful accounts for the fiscal year ended March 31, 2015.

4.      Debt guarantees have been provided for real estate rentals of TechLaw Solutions.

5.      The amounts presented above exclude consumption taxes.

7.         Notes to per share information

(1) Net assets per share	135.86 yen
(2) Net profit per share	9.7 yen

8.         Significant subsequent events

The Company established a new subsidiary following a resolution passed at its Board of Directors’ meeting held on April 10, 2015.

(1)             Purpose

The Company established a new subsidiary that supports medical institutions and private companies in their efforts to improve the quality and efficiency of medical activities through the analysis of large volumes of data by a specialized healthcare data team.

UBIC MEDICAL, Inc. will strive to realize a healthy, safe and secure society by providing solutions, such as supporting the analysis of clinical information and improvement of the in-hospital environment, so as to help to provide better healthcare services

(2)             Profile

1) Company name	UBIC MEDICAL, Inc.
2) Location	Meisan Takahama building, 2-12-23, Kounan, Minato-ku, Tokyo 108-0075
3) Chief Executive Officer	Naritomo Ikeue
4) Business contents	Clinical trial information analysis support service and others
5) Capital stock	10 million yen (as of April 16, 2015)
6) Capital surplus	10 million yen (as of April 16, 2015)
7) Investment ratio	UBIC, Inc. holds a 100% equity stake
8) Date of establishment	April 16, 2015
9) Fiscal year-end	March 31

Audit Report on the Consolidated Financial Statements

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

May 21, 2015

To the Board of Directors of UBIC, Inc.:

Ernst & Young ShinNihon LLC

Designated Unlimited Liability Partner,

Engagement Partner,

Certified Public Accountant:

Ryo Kayama

Designated Unlimited Liability Partner,

Engagement Partner,

Certified Public Accountant:

Takuya Tanaka

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2015 of UBIC, Inc. (the “Company”) and its consolidated subsidiaries, and the related consolidated statements of income and changes in net assets for the fiscal year from April 1, 2014, to March 31, 2015, and the related notes.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UBIC, Inc. and its consolidated subsidiaries as of March 31, 2015, and the results of their operations for the year then ended in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Audit Report on the Nonconsolidated Financial Statements

(TRANSLATION)

INDEPENDENT AUDITOR’S REPORT

May 21, 2015

To the Board of Directors of UBIC, Inc.:

Ernst & Young ShinNihon LLC

Designated Unlimited Liability Partner,

Engagement Partner,

Certified Public Accountant:

Ryo Kayama

Designated Unlimited Liability Partner,

Engagement Partner,

Certified Public Accountant:

Takuya Tanaka

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the financial statements, namely the balance sheet as of March 31, 2015, of UBIC, Inc. (the “Company”), and the related statements of income and changes in net assets for the 12th fiscal year from April 1, 2014, to March 31, 2105, and the related notes and the accompanying supplemental schedules.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements and the accompanying supplemental schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the accompanying supplemental schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and the accompanying supplemental schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the accompanying supplemental schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements and the accompanying supplemental schedules, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements and the accompanying supplemental schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the accompanying supplemental schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit Opinion

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of UBIC, Inc., as of March 31, 2015, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in Japan.

Interest

Our firm and the engagement partners do not have any interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Audit Report of Audit and Supervisory Board

(TRANSLATION)

AUDIT REPORT

With respect to the directors’ performance of their duties during the 12th business year from April 1, 2014, to March 31, 2015, the Audit and Supervisory Board has prepared this audit report after deliberations, as unanimous opinion of all Audit and Supervisory Board Members, based on the audit reports prepared by each Audit and Supervisory Board Member, and hereby report as follows:

1. Method and Contents of Audit by the Audit and Supervisory Board Members and Audit and Supervisory Board

The Audit and Supervisory Board has established the audit policies in this fiscal year, audit plan, etc., and received a report from each Audit and Supervisory Board Member regarding the status of implementation of their audits and results thereof. In addition, the Audit and Supervisory Board has received reports from the directors, etc., and the accounting auditor regarding the status of performance of their duties, and requested explanations as necessary.

In conformity with the auditing standards of the Audit and Supervisory Board Members established by the Audit and Supervisory Board, and in accordance with the audit policies in this fiscal year and audit plan, etc., each Audit and Supervisory Board Member endeavored to facilitate a mutual understanding with the directors, the internal audit group, and other employees, etc.; endeavored to collect information and maintain and improve the audit environment; has attended the meetings of the board of directors and other important meetings; received reports on the status of performance of duties from the directors and internal audit group and requested explanations as necessary; examined important approval/decision documents; and inspected the status of the corporate affairs and assets at the head office. Also, each Audit and Supervisory Board Member monitored and inspected the status of (i) the contents of the board of directors’ resolutions regarding the development and maintenance of the system to ensure that the directors’ performance of their duties complied with all laws, regulations, and the articles of incorporation of the company and other systems that are set forth in Article 100, paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act of Japan as being necessary for ensuring the appropriateness of the corporate affairs of a joint stock company (kabushiki kaisha), and (ii) the systems (internal control systems) based on such resolutions.

With respect to the subsidiaries, each Audit and Supervisory Board Member endeavored to facilitate a mutual understanding and exchanged information with the directors and Audit and Supervisory Board Members, etc., of each subsidiary, and demanded a report on the business for the subsidiary and investigated the status of the operations and the financial status of the subsidiary. Based on the above-described methods, each Audit and Supervisory Board Member examined the business report and annexed specifications for the business year under consideration.

In addition, each Audit and Supervisory Board Member monitored and verified whether the accounting auditor maintained its independence and properly conducted its audit, received a report from the accounting auditor on the status of its performance of duties, and requested explanations as necessary.

Each Audit and Supervisory Board Member was notified by the accounting auditor that it had established a “system to ensure that the performance of the duties of the accounting auditor was properly conducted” (the matters listed in the items of Article 131 of the Company Accounting Regulations) in accordance with the “Quality Control Standards for Audits” (Business Accounting Council on October 28, 2005), and requested explanations as necessary.

Based on the above-described methods, each Audit and Supervisory Board Member examined the accounting documents (balance sheet, profit and loss statement, shareholders’ equity variation statement, and schedule of individual notes) and the annexed specifications thereto, as well as the consolidated accounting documents (consolidated balance sheet, consolidated profit and loss statement, consolidated shareholders’ equity variation statement, and schedule of consolidated notes), for the business year under consideration.

2. Results of Audit

(1)        Results of Audit of Business Report, etc.

1)        We acknowledge that the business report and the annexed specifications thereto fairly present the status of the Company in conformity with the applicable laws and regulations and the Articles of Incorporation of the company.

2)        We acknowledge that no misconduct or material fact constituting a violation of any law or regulation or the articles of incorporation of the company was found with respect to the directors’ performance of their duties.

3)        We acknowledge that the board of directors’ resolutions with respect to the internal control systems are appropriate. We did not find any matter to be mentioned with respect to the directors’ performance of their duties concerning the internal control systems.

(2)            Results of Audit of Accounting Documents and their Annexed Specifications

We acknowledge that the methods and results of audit performed by the accounting auditor, Ernst & Young ShinNihon LLC, are appropriate.

(3)          Results of Audit of Consolidated Accounting Documents

We acknowledge that the methods and results of audit performed by the accounting auditor, Ernst & Young ShinNihon LLC, are appropriate.

May 28, 2015

Audit and Supervisory Board Members of UBIC, Inc.

Standing Audit and Supervisory Board Member

(Outside Audit and Supervisory Board Member): Kunihiro Sudo (seal)

Audit and Supervisory Board Member

(Outside Audit and Supervisory Board Member): Takaharu Yasumoto (seal)

Audit and Supervisory Board Member

(Outside Audit and Supervisory Board Member): Kenzo Takai (seal)

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Reference Documents for the Ordinary General Meeting of Shareholders

Agenda of the meeting and reference matters:

Item 1 Appropriation of Surplus

Giving general consideration to matters such as the financial status and the business results for the full fiscal year, the Company hereby proposes the year-end dividend for the fiscal year ended March 31, 2015, as follows:

Matters related to the year-end dividend

1) Type of dividend property

Cash

2) Allocation of dividend property and its total amount

Dividend per share in common stock of the Company:                                                                                   3 yen

Total amount of dividend:                                                                                                                                                                           106,472,190 yen

3) Effective date of dividends from surplus

June 24, 2015

Item 2 Partial Amendments to the Articles of Incorporation

1. Reasons for amendments

The “Act for Partial Revision of the Companies Act” (Act No. 90 of 2014), which came into effect on May 1, 2015, permits a company to enter into agreements to limit liability with Directors other than Executive Directors and with Audit and Supervisory Board Members pursuant to the provisions of the Articles of Incorporation. In line with this, in order to enable the Directors and the Audit and Supervisory Board Members to sufficiently fulfill the roles expected of them, it is proposed to partially amend Paragraph 2 of Article 31 (Exemption of Liabilities of Directors) and Paragraph 2 of Article 41 (Exemption of Liabilities of Audit and Supervisory Board Members) of the current Articles of Incorporation. It should be noted that consent from all Audit and Supervisory Board Members have been received with respect to the amendments to Article 31, Paragraph 2 and Article 41, Paragraph 2 of the current Articles of Incorporation.

2. Details of amendments

The proposed amendments are as follows:

(Amended parts are revised)

Current Articles of Incorporation	Proposed amendments

Article 31 (Exemption of Liabilities of Directors)

(Omitted)

2. In accordance with the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with Outside Directors which limits their liabilities for compensation of damages due to negligence of their duties. The maximum amount of liability under such agreement shall be the amount provided for by laws and regulations.

Article 32 — Article 40 (Omitted)

(Omitted)

2. In accordance with the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with Outside Audit and Supervisory Board Members which limits their liabilities for compensation of damages due to negligence of their duties. The maximum amount of liability under such agreement shall be the amount provided for by laws and regulations.

Article 31 (Exemption of Liabilities of Directors)

(Unchanged)

2. In accordance with the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with Directors (excluding Executive Directors, etc.) which limits their liabilities for compensation of damages due to negligence of their duties. The maximum amount of liability under such agreement shall be the amount provided for by laws and regulations.

Article 41 (Exemption of Liabilities of Audit and Supervisory Board Members)

(Unchanged)

2. In accordance with the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with Audit and Supervisory Board Members which limits their liabilities for compensation of damages due to negligence of their duties. The maximum amount of liability under such agreement shall be the amount provided for by laws and regulations.

Item 3 Election of One (1) Substitute Audit and Supervisory Board Member

The appointment of Mr. Masaji Tomura as a substitute Audit and Supervisory Board Member, which was resolved at the 11th Ordinary General Meeting of Shareholders held on June 24, 2014, will expire at the commencement of this general meeting of shareholders, and accordingly, this proposal recommends election of one (1) substitute Audit and Supervisory Board Member in preparation for the shortage of the number of Audit and Supervisory Board Members stipulated by laws and regulations.

The consent of the Audit and Supervisory Board Members has been received for to this proposal..

The candidate for the position of substitute Audit and Supervisory Board Member is as follows:

Name (Date of Birth)	Career summary and position in the Company (important concurrent positions at other organizations)	Number of the Company’s stock held by candidate (As of March, 31, 2015)

Akira Suzuki (Born on January 27, 1937)	April 1962	Joined Victor Company of Japan, Limited (currently JVC KENWOOD Corporation)	0
	January 1986	Assistant Head of Corporate Planning Office, Victor Company of Japan, Limited
	October 1990	Assistant Head of System Promotion Office, Victor Company of Japan, Limited
	September 2000	Joined International Information Science Laboratory, Inc. as Head of General Affairs
	February 2007	Full-time Audit and Supervisory Board Member, the Company
	April 2011	Advisor, the Company (current)

(Notes) There is no special interest between the candidate for Substitute Audit and Supervisory Board Member and the Company.

Item 4 Issuance of Subscription Rights to Stock as Stock Options

This is a proposal to approve delegating, in accordance with Articles 236, 238 and 239 of the Companies Act of Japan, the determination of the subscription requirements of subscription rights to stock to be issued as stock options to Directors, Audit and Supervisory Board Members, Executive Officers, and employees of the Company, and Directors and employees of the Company’s subsidiaries.

In addition, since the gratis issuance of subscription rights to stock to Directors or Audit and Supervisory Board Members of the Company falls under their remuneration that is not monetary, and the amount of which is not fixed, it is proposed to approve the specific method for calculating the amount and their details.

As for the amount of remunerations for Directors and Audit and Supervisory Board Members of the Company, it was determined at the 9th Ordinary General Meeting of Shareholders held on June 22, 2012 that Directors’ annual remuneration amount shall be not more than 350,000,000 yen (excluding salaries received as employees), and at the Extraordinary General Meeting of Shareholders held on February 6, 2007 that Audit and Supervisory Board Members’ annual remuneration amount shall be not more than 80,000,000 yen. However, approval is requested for a separate category of remuneration for Directors and Audit and Supervisory Board Members.

Notes

1. Reasons for issuance of subscription rights to stock with particularly favorable conditions.

The purpose is to further motivate the right holders’ to contribute to the Company’s performance on a consolidated basis, to further promote business aiming to increase stock value and thereby contribute to the improvement of the Company’s performance, and to raise Audit and Supervisory Board Members’ awareness of appropriate audits.

2. Details of issuance of subscription rights to stock (the “Share Options”).

(1) Persons entitled to the allotment of the Share Options.

Directors, Audit and Supervisory Board Members, Executive Officers, and employees of the Company, and Directors and employees of the Company’s subsidiaries

(2) Class and number of stock covered by the Share Options.

Up to 200,000 common stock of the Company.

Out of such number, up to 100,000 common stock for Directors of the Company (including 30,000 for Outside Directors), and up to 30,000 common stock for Audit and Supervisory Board Members of the Company.

In case of an adjustment as set forth below, the above number shall be revised to the number of granted stock after adjustment multiplied by the total number of Share Options.

The number of shares covered by one (1) Share Options shall be 100 common shares (the “Number of Granted Stock”). In the event of a stock split (including a gratis allotment of common stock; hereinafter the same shall apply) or a reverse split by the Company after the day when the Share Options are allotted (the “Date of Allotment”), the following formula shall be used to adjust the Number of Granted Stock covered by the Share Options that have not been exercised at the time of adjustment. Fractional stock resulting from adjustment shall be discarded.

Number of Granted Stock after adjustment = Number of Granted Stock before adjustment × ratio of split or reverse split

Any adjustment of the Number of Granted Stock which may be required in other situations shall be made to a reasonable extent.

(3)   Total number of Share Options.

Up to 2,000.

Out of such number, up to 1,000 Share Options for Directors of the Company (including 300 for Outside Directors), and up to 300 Share Options for Audit and Supervisory Board Members of the Company.

(4)   Amount payable in exchange of the Share Options.

No payment is required in exchange for the Share Options.

(5)   Manner of calculating the value of assets contributed in exercising the Share Options.

Value of assets contributed in exercising one (1) Share Option shall be obtained by multiplying the amount paid per share for the stock delivered upon exercise of the Share Option (the “Exercise Price”) by the Number of Granted Stock.

The Exercise Price shall be as follows:

The Exercise Price is the amount obtained by multiplying by 1.05 the average of the closing prices of the Company’s common stock on the Tokyo Stock Exchange on all trading days (excluding days where no trades were made) of the month preceding the month in which the Date of Allotment falls, and fractional yen resulting from said calculation shall be rounded up to the nearest yen; provided, however, that if that amount is less than the closing price of the Company’s common stock on the Tokyo Stock Exchange on the Date of Allotment (or on the most recent day a trade was made if no trade was made on the Date of Allotment), then said closing price shall be the Exercise Price.  If any of the following events occurs on or after the Date of Allotment, the Exercise Price shall be adjusted as follows.

(i) For the stock split or reverse split by the Company, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
ratio of stock split or reverse split

(ii) If the Company issues new stock at a price below the market price or dispose of the treasury stock, the Exercise Price shall be adjusted in accordance with the formula stated below and fractional yen resulting from the adjustment shall be rounded up to the nearest yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	Number of issued stock	+	Number of newly issued stock × amount paid per stock
Market price
Number of issued stock + Number of newly issued stock

In the above formula, the “number of issued stock” means the total number of stock issued by the Company less the number of treasury stock in the possession of the Company. In case of the disposition of treasury stock, the “number of newly issued stock” shall read “number of treasury stock disposed of.”

(iii) In case of merger or company split of the Company or other inevitable situations which require the adjustment of the Exercise Price, the adjustment shall be made to a reasonable extent taking into account the conditions of merger or company split, etc.

(6)   Period during which the Stock Options can be exercised.

Three (3) years from the date on which three (3) years have elapsed from the date following the Date of Allotment.

(7) Conditions to exercise the Stock Options

(i)               Person to whom the Stock Options are allotted (the “Stock Option Holder”) must be either a Director, Audit and Supervisory Board Member, Executive Officer or employee of the Company or its subsidiaries at the time of exercising the option, except if such person resigns due to expiry of term of office, retires by age limit or terminates employment due to a company’s reason or if otherwise justified by the board of directors.

(ii)            No Stock Option shall be inherited.

(iii)         No Stock Option shall be partially exercised.

(iv)        All other conditions shall be as set forth in the “Agreement for Stock Options Allotment” to be entered into between the Company and the Stock Option Holder pursuant to the relevant resolution of the board meeting.

(8)   Reason and conditions for acquisition of the Stock Options.

In the event approval is given to a proposal regarding a merger agreement where the Company is to be extinguished at the stockholders’ meeting of the Company or approval is given to a proposal regarding a stock swap agreement where the Company is to be wholly owned or approval is given to a proposal regarding a stock transfer plan at the stockholders’ meeting of the Company (or, if a resolution of the stockholders’ meeting is not required, is resolved at the Board of Directors’ Meeting of the Company), the Company may acquire the Stock Options at free on the day separately designated by the board of directors.

(9)   Restriction on acquisition of the Stock Options by assignment.

Acquisition of the Stock Options by assignment shall require an approval of the board of directors of the Company.

(10) Conditions for the capital and capital reserve increase by issuance of stock upon exercise of the Stock Options.

(i)               Amount of capital increase when the stock are issued upon exercise of the Stock Options shall be one half of the maximum capital increase calculated in accordance with Article 17, Paragraph 1 of the Ordinance on Company Accounting and fractional yen resulting from the calculation shall be rounded up to the nearest yen.

(ii)            Amount of capital reserve increase when the stock are issued upon exercise of the Stock Options shall be the maximum capital increase referred to in the item (i) above less the amount of capital increase obtained under the item (i) above.

(11) Handling of the Stock Options in case of corporate reorganization.

In the event of a merger (limited to the cases where the Company is to be extinguished), absorption-type company split or incorporation-type company split (limited to the cases where the Company is to be split), or stock swap or stock transfer (limited to the cases where the Company is to be a wholly-owned subsidiary) (collectively, the “Corporate Reorganization”), the Company shall deliver the stock options of a stock company prescribed in Article 236, Paragraph 1, Item 8, (a) to (e) of the Companies Act of Japan (the “Reorganized Company”) to the Stock Option Holder who has the Stock Options remaining (the “Remaining Stock Options”) immediately prior to the day when the Corporate Reorganization comes into effect (that is, for a merger, the day when the merger comes into effect; for a consolidation, the day when a stock company is incorporated through consolidation; for an absorption-type company split, the day when the absorption-type company split comes into effect; for an incorporation-type company split, a stock company is incorporated from the incorporation-type company split; for a stock swap, the day when the stock swap comes into effect; and for a stock transfer, the day when a wholly owning parent company incorporated through stock transfer, and these being applicable hereinafter, as well). In this case, the Remaining Stock Options shall be extinguished and the Reorganized Company shall newly issue the stock options (the “Reorganized Stock Options”), provided that the merger agreement, consolidation agreement, absorption-type company split agreement, incorporation-type company split plan, stock swap agreement or stock transfer plan shall contain the statement that the Reorganized Company will deliver the stock options in accordance with the following provisions.

(i)               Number of Reorganized Stock Options to be delivered.

The same number as the Remaining Stock Options in the possession of the Stock Option

Holder shall be delivered.

(ii)            Type of stock of the Reorganized Company covered by the Reorganized Stock Options.

Common stock of the Reorganized Company

(iii)         Number of stock of the Reorganized Company covered by the Reorganized Stock Options.

To be determined in accordance with the above “(2) Class and number of stock covered by the Stock Options” taking into account the conditions for Corporate Reorganization.

(iv)        Manner of calculation of the value of assets contributed to exercise the Reorganized Stock Options.

Value of assets contributed in exercising one (1) Stock Option to be delivered shall be obtained by multiplying the Exercise Price after adjustment prescribed in the item (5) (iii) above by the number of shares of the Reorganized Company covered by such Reorganized Stock Option as determined under the item (iii) above.

(v)           Period during which the Reorganized Stock Options can be exercised.

From the day when the above “(6) Period during which the Stock Options can be exercised” commences or the day when the Corporate Reorganization comes into effect, whichever is the later, to the day when the above “(6) Period during which the Stock Options can be exercised” expires

(vi)        Conditions for the capital and capital reserve increase by issuance of stock upon exercise of the Reorganized Stock Options.

To be determined in accordance with the above “(10) Conditions for the capital and capital reserve increase by issuance of stock upon exercise of the Stock Options”

(vii)     Restriction on acquisition of the Reorganized Stock Options by assignment.

Acquisition of the Reorganized Stock Options by assignment shall require an approval of the board of directors of the Reorganized Company.

(viii)  Reason and conditions for acquisition of the Reorganized Stock Options.

To be determined in accordance with the above “(8) Reason and conditions for acquisition of the Stock Options.”

(12) Fractional stock delivered upon exercise of the Stock Options.

Fractional stock delivered upon exercise of the Stock Options shall be discarded.

3.        The specific method for calculating the amount of remunerations, etc. for Directors and Audit and Supervisory Board Members.

The amount for remunerations, etc. for Directors and Audit and Supervisory Board Members of the Company with respect to the Stock Options shall be determined by multiplying the fair value of one (1) Stock Option, calculated on the Date of Allotment, by the total number of the Stock Options allotted to Directors and Audit and Supervisory Board Members incumbent on the Date of Allotment (up to 1,000 for Directors (including 300 for Outside Directors), and up to 300 for Audit and Supervisory Board Members). The fair value of one (1) Stock Option shall be calculated using the Black-Scholes model based on all conditions on the Date of Allotment including stock price of the Company and the Exercise Price, etc. At present, the Company has four (4) Directors (including two (2) Outside Directors) and three (3) Audit and Supervisory Board Members.

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